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                             September 19, 2023

       Wong Kim Kwan Kings
       Chief Executive Officer
       Top Wealth Group Holding Ltd
       Units 714 & 715
       7F, Hong Kong Plaza
       118 Connaught Road West
       Hong Kong

                                                        Re: Top Wealth Group
Holding Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted September
11, 2023
                                                            CIK No. 0001978057

       Dear Wong Kim Kwan Kings:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 filed September 11, 2023

       Prospectus Summary, page 1

   1. Please revise your Risk Factor Summary to ensure it does not exceed two pages. Refer to
                                                        Item 503(b) of
Regulation S-K.
       Exhibits

   2. Please file the sales contract between Fujian Longhuang Biotech Co., Limited, and Fujian
                                                        Aoxuanlaisi
Biotechnology Co., Ltd. as an exhibit to your registration statement (i.e., in addition to your sales
contract with Fujian Aoxuanlaisi filed as Exhibit 10.12).
 Wong Kim Kwan Kings
Top Wealth Group Holding Ltd
September 19, 2023
Page 2
3. We note disclosure on page 117 that certain legal matters as to PRC law will be passed upon by AllBright Law Offices. Please file this opinion or consent of counsel as an exhibit to your registration statement.
       You may contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



FirstName LastNameWong Kim Kwan Kings                        Sincerely,
Comapany NameTop Wealth Group Holding Ltd
                                                             Division of
Corporation Finance
September 19, 2023 Page 2                                    Office of
Manufacturing
FirstName LastName